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TALISMAN ENERGY CONFERENCE CALL

CALGARY, Alberta, July 9, 2013 – Talisman Energy Inc. has scheduled a conference call for investors, analysts and media on Wednesday, July 31, 2013 at 8:30 a.m. MT (10:30 a.m. ET) to discuss Talisman’s 2013 second quarter results. Participants will include Hal Kvisle, President and Chief Executive Officer, and members of senior management. Talisman plans to release results on July 31, 2013, before markets open.

As in previous quarters, Talisman has posted a quarterly analyst note to its website, which provides an overview of Q1 results and other public information.
http://www.talisman-energy.com/investors/analysts/analyst_notes/

To participate in the conference call, please contact the Talisman Energy conference operator at 8:20 a.m. MT (10:20 a.m. ET) 10 minutes prior to the conference call.

Conference Operator Dial in Numbers:
1-888-231-8191 (North America)
1-647-427-7450 (Toronto & International)

0BLive Internet Audio Broadcast

The conference call will also be broadcast live on the Internet and can be accessed via the Talisman website (www.talisman-energy.com) or the following link:

http://event.on24.com/r.htm?e=655096&s=1&k=D60798FB2B88BDAF75C3B2DC36DBA10F

A replay of the conference call will be available at approximately 11:30 a.m. MT (1:30 p.m. ET) on Wednesday, July 31, 2013 for one week. To access the replay, please call:

1-855-859-2056 (North America) passcode 15985214 or
1-416-849-0833 (Toronto & International) passcode 15985214

Talisman Energy Inc. is a global upstream oil and gas company, headquartered in Canada. Talisman has two core operating areas: the Americas (North America and Colombia) and Asia-Pacific. Talisman is committed to conducting business safely, in a socially and environmentally responsible manner, and is included in the Dow Jones Sustainability (North America) Index. Talisman is listed on the Toronto and New York stock exchanges under the symbol TLM. Please visit our website at (www.talisman-energy.com)

Media and General Inquiries:                                                                                     Shareholder and Investor Inquiries:
Phoebe Buckland                                                                                                         Lyle McLeod, Vice-President
External Communications                                                                                           Investor Relations
Phone:  403-237-1657                                                                                                  Phone: 403- 767-5732
Email:     tlm@talisman-energy.com                                                                          Email:            tlm@talisman-energy.com

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